Interactive Strength Inc.

1005 Congress Ave., Suite 925

Austin, TX 78701

August 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Baldwin and Ms. Timmons-Pierce

Re:	Interactive Strength Inc.
Registration Statement on Form S-3
Filed June 27, 2025
File No. 333-288405

Ladies and Gentlemen:

By letter dated July 18, 2025, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Interactive Strength Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s registration statement on Form S-3 filed on June 27, 2025. We are in receipt of your letter, and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-3 filed June 27, 2025

Where You Can Find More Information; Incorporation by Reference, page 1

1.	Please revise your disclosure to specifically incorporate by reference the Form 10-Q for period ended 3/31/25, or tell us why you believe this is not required. Refer to Item 12(a) of Form S-3.

Response: We have revised our disclosure in amendment no. 1 to registration statement on Form S-3 (the “Amendment”) to incorporate by reference the Form 10-Q for period ended 3/31/25.

Digital Asset Treasury Strategy, page 9

2.

We note here and in your Form 8-K filed June 11, 2025 that you used approximately $47.25 million to purchase FET tokens for the benefit of your wholly-owned subsidiary, Interactive Strength Treasury LLC. Please provide a materially complete description of FET and your treasury strategy. In that regard:

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Describe the use case for FET including its intended purpose, use and/or function.
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Provide a discussion of FET “tokenomics” discussing the past and current supply of FET, how new FET is created, any burn mechanism, the amount of FET locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.
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Include a discussion of the FET ecosystem and a description of the lifecycle of the FET token.
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Provide a risk factor disclosure discussing any material risks related to the FET token and its ownership.
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Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
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Explain the custody arrangements for the FET you hold.
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Provide separate risk factors addressing material risks related to your treasury strategy and your issuance of convertible debt.

Response: We have revised the disclosure in the Amendment under “Digital Asset Treasury Strategy” on pages 9 to 13 and “Risk Factors” on pages 15 to 17 to provide a materially complete description of FET and our treasury strategy.

Exhibit Index, page 33

3.

Please add the following exhibits to the list of exhibits to the registration statement:

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The certificate of designation or other instrument defining the rights of the preferred stock;
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The form of warrant agreement;
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The form of unit agreement; and
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Any agreements related to the rights being offered.

Response: We have updated the exhibit index to the Amendment to include the certificate of designation of preferred stock, form of warrant agreement, form of unit agreement and form of rights agreement.

4.

We note that you are registering the offer and sale of debt securities. Please either file a Form T-1 or, if you are relying on Section 305(b)(2) of the Trust Indenture Act, annotate the exhibit index to indicate such intention and include the undertaking contained in Item 512(j) of Regulation S-K.

Response: We are relying on Section 305(b)(2) of the Trust Indenture Act. We have annotated the exhibit index to indicate our intention and included the undertaking contained in Item 512(j) of Regulation S-K.

General

5.

On your cover page and in the section “Description of Rights,” you describe “rights” that you intend to offer. We note that your fee table does not list the rights being offered and the legal opinion does not opine on the rights being offered. Please revise or advise.

Response: We have revised our fee table in Exhibit 107 and the legal opinion in Exhibit 5.1 to opine on the rights being offered in the registration statement.

Thank you for your assistance in reviewing our amended filing.

Very truly yours,

Trent A. Ward

Chief Executive Officer